

November 18, 2010

KSW, Inc.
Richard W. Lucas, Chief financial Officer
37-16 23rd Street
Long Island City, NY 11101

Re: **KSW, Inc.**
Form 10-K for the year ended December 31, 2009 filed March 19, 2010
File No. 1-32865

Dear Mr. Lucas:

We have reviewed you're your response to our comment letter dated October 26, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 27

1. We have read your response to comment five of our letter dated October 26, 2010. Regardless of whether there were disagreements with your former auditors or reportable events you are still required to provide the information required by Item 304 of Regulation S-K. Please indicate that you will provide such disclosures in future filings.

Notes to the Consolidated Financial Statements

(6) Joint Venture, page F-21

2. We have read your response to prior comments eight and ten of our letter dated October 26, 2010. Please confirm that you will enhance future annual and quarterly disclosures to clearly state that you are using the proportional consolidation method to account for the joint venture. Additionally, if material, please provide a brief discussion regarding the time frame in which you expect to bill the joint venture for profits.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Hagan Ganem at (202) 551-3330, Jay Ingram at (202) 551-3397 or me at (202) 551-3768 with any other questions.

Sincerely,

John Cash
Branch Chief